PROCEDURE
Inside Information Procedures
Latest revision date
5/10/23
Latest review date
4/21/23
Effective date
4/21/23
Related policies
•Inside Information
•Data Screen
•Fair Disclosure (FD)
Related documents
•FH Bylaws Section 4.5

Overview
These procedures are adopted by the General Counsel pursuant to the Policy to implement and ensure compliance with the Policy and related laws, especially laws restricting the use of material non-public information.

Definitions
•Policy. Inside Information Policy.
•Compensatory Award. A Compensatory Award is any stock option, restricted stock share, stock unit, stock right, or other stock-based award granted, approved, or authorized by the Board, by the Compensation Committee, or pursuant to a First Horizon compensation plan or program, whether or not performance-based and whether or not paid or settled in stock or in cash.
•Close Family Member. A Close Family Member of any person is: that person’s spouse, minor child, or child living in the person’s home; or any trust, estate, or other private entity or enterprise controlled by the person or the person’s spouse. However, the following are not Close Family Members of a person: a spouse while divorce proceedings are pending; a minor child as to whom the person provides support only through a separation, custody, divorce, or other agreement, with no control by the person over the child’s financial assets; and any person or entity so determined by the General Counsel.
•FH & First Horizon Bank stock. As used in the Policy and these Procedures, “FH stock” includes common and preferred shares issued by FH, and “First Horizon Bank stock” includes preferred shares issued by First Horizon Bank. For this purpose, “preferred shares” includes depositary shares related to preferred shares. Standards of materiality may differ among the classes.
•Quarterly Blackout Period and Ad Hoc Blackout Period. Defined in “Blackout Procedures” below.

•Restricted Savings Plan Elections and trading days. Defined in “Savings, Reinvestment, and Other Plans” below, in the Savings Plan section.
•Designated SEC Expert. An attorney selected by the General Counsel who has expertise in U.S. securities compliance.
All terms not defined in this document have the meanings given in the Policy.

Designations
1.Supplemental Pre-Clearance Person Designations. The General Counsel’s designations of Pre-Clearance Persons, beyond those persons designated by the Policy, are set forth in Appendix A.
2.Designated SEC Expert. The General Counsel’s Designated SEC Expert is set forth in Appendix A. If that Expert for any reason is unavailable, references in these procedures to the Designated SEC Expert will mean the Corporate Secretary.

Pre-Clearance Procedures
1.Pre-Clearance Authority. Pre-clearance requests may be handled by the General Counsel, the Corporate Secretary, or the Designated SEC Expert. No person may clear his or her own trade.
2.Notice to New Pre-Clearance Persons. The General Counsel will inform the Corporate Secretary and the Designated SEC Expert whenever there is a change in the Pre-Clearance Persons, whether through a change in the Executive Officers or Directors or through the General Counsel’s designation power. The Corporate Secretary is responsible for notifying each new Executive Officer or Director of his or her new status as a Pre-Clearance Person and for providing a brief description of the restrictions related to that status under the Policy. That notice may be coordinated with the usual orientation materials for persons new to those positions. The Designated SEC Expert is responsible for providing a similar notice to each Pre-Clearance Person newly designated by the General Counsel. Among other things, the notice will ask the new Pre-Clearance Person about outstanding derivative, short, and pledge positions and will remind the Person of the Policy restrictions and legal risks associated with such positions.
3.Other Pre-Clearance Procedures.
a.Clearance may not be requested by a Pre-Clearance Person who knows that he or she is in possession of material non-public information. The fact that clearance is given does not absolve the Person from responsibility for trading while knowingly in actual possession of material non-public information.
b.Clearance generally will be given only for specified periods of time. Unless otherwise indicated, clearance shall begin the moment it is communicated to the requesting Pre-Clearance Person and shall expire at the close of business on the date indicated in the communication. If in any instance clearance is given to the requesting Person without any expiration date specified, clearance will expire at the end of the trading day next following the day that clearance is communicated.

Blackout Procedures
1.Quarterly Blackout Periods.
a.A Quarterly Blackout Period automatically is established in relation to the earnings announcement for each fiscal quarter. For each fiscal quarter, the Quarterly Blackout Period begins with the 16th day of the last month of that quarter and ends immediately prior to the first trading day which is one full trading day session after the earnings release is publicly issued reporting earnings for that quarter.
b.All Access Persons and all Pre-Clearance Persons, and their Close Family Members, are prohibited from trading in First Horizon securities (as provided in 3 below) during each Quarterly Blackout Period. Each Access Person and each Pre-Clearance Person is responsible for ensuring that his or her Close Family Members comply with this prohibition. Any exceptions must be approved by the General Counsel or, if the General Counsel seeks the exception, by the CEO.
c.On or about the first business day of the third month of each quarter, an email will be sent to all Access and Pre-Clearance Persons warning them that a Quarterly Blackout Period will start on the 16th day of that month. The Designated SEC Expert is responsible for sending the warnings. Pre-Clearance Persons may receive different communications than other Access Persons.
2.Ad Hoc Blackout Periods.
a.An Ad Hoc Blackout Period may be commenced by the General Counsel or Corporate Secretary at any time, and may continue for any duration, including an indefinite period, in each case as the General Counsel or Corporate Secretary determines to be prudent in light of the circumstances known at the time. If the General Counsel and Corporate Secretary both are unavailable, the CEO, the Chief Financial Officer, or the Designated SEC Expert may commence an Ad Hoc Blackout Period.
b.Notice of an Ad Hoc Blackout Period may be given to any employee or Director in writing or orally, at a meeting, by email, or otherwise, as the General Counsel or other authorized person deems appropriate.
c.All First Horizon Directors and employees who receive notice of an Ad Hoc Blackout Period, and their Close Family Members, are prohibited from trading in First Horizon securities (as provided in 3 below) during that blackout period. Each such Director, officer, and employee is responsible for ensuring that his or her Close Family Members comply with this prohibition.
d.The fact that an Ad Hoc Blackout Period has been established normally is itself material non-public information and must be treated as such in accordance with the Policy and these procedures.
e.The General Counsel and Corporate Secretary are not required to establish a formal Ad Hoc Blackout Period when material non-public information is known. The Ad Hoc Blackout Period mechanism is merely a tool that they are authorized to use in appropriate cases, supplemental to the pre-clearance process.
f.It is expected that Ad Hoc Blackout warnings will be given only rarely, after weighing the various risks. Ad Hoc Blackouts supersede periodic blackout and window period procedures, including those under the Savings Plan, for those persons who receive notice of the Ad Hoc Blackout.
3.Application of Blackout Periods to Various Types of First Horizon Securities.
a.Regular Blackout Periods always apply to FH and First Horizon Bank stock. The General Counsel may determine, on a case-by-case basis, if debt or trust preferred securities should be added to a particular Blackout.
b.Ad Hoc Blackout Periods always apply to FH common stock. The General Counsel may determine, on a case-by-case basis, if FH or First Horizon Bank preferred stock, or if debt or trust preferred securities, should be added to a particular Ad Hoc Blackout.

Derivatives, Short Sales, and Hedges
1.Derivatives. No Pre-Clearance Person may engage in any activity involving derivatives based on FH or First Horizon Bank stock, unless covered by an exception set forth in the Policy or these procedures or unless approved by the CEO or General Counsel, or a designee, in accordance with the Policy. Prohibited activities include, among other things, buying, selling, writing, or exercising call or put options, and entering into collar and swap transactions.
2.Short Sales. No Pre-Clearance Person may engage in any activity which involves, or has the practical effect of, short-selling FH or First Horizon Bank stock, unless covered by an exception set forth in the Policy or these procedures or unless approved by the CEO or General Counsel, or a designee, in accordance with the Policy. This prohibition applies to any activity which has the effect of creating a profit resulting from a decline in the market price of FH or First Horizon Bank stock.
3.Hedges. Without limiting the general application of paragraphs 1 and 2 above, no Pre-Clearance Person may engage in any activity which hedges an economic interest in FH or First Horizon Bank stock, unless covered by an exception set forth in the Policy or these procedures or unless approved by the CEO or General Counsel, or a designee, in accordance with the Policy. For this purpose, a hedge includes any transaction, position, or financial instrument which offsets or ameliorates any decrease in the market value of FH or First Horizon Bank stock beneficially owned by the Pre-Clearance Person, including any shares owned directly or indirectly as well as any unvested, deferred, or otherwise restricted stock-based awards.
4.Transition. When a person first becomes a Pre-Clearance Person, the Person is required to inform the General Counsel of all derivative and short holdings, including any position that would constitute a hedge, which would violate the Policy or these procedures if undertaken while the Person has Pre-Clearance Person status. Each Pre-Clearance Person further is required to pre-clear any change in his or her derivative and short holdings from time to time other than a change caused by expiration due solely to the passage of time.

Savings, Reinvestment, and other Plans & Arrangements
1.Savings Plan. The following supplemental procedures apply to transactions and accounts in relation to the First Horizon Savings Plan.
a.The following “Restricted Savings Plan Elections” constitute “trading” in FH common stock: any election or other voluntary instruction permitted by the Savings Plan which causes a change in the number of shares or units of the CS Fund allocated to the participant’s account, such as a change in investment allocation among the funds, creation of a new loan, pre-payment of an old loan prior to scheduled maturity, an annual election resulting in cafeteria plan dollars to be paid into the Savings Plan, a withdrawal, or a distribution; any election to begin participation in the Savings Plan unless no portion of any contribution (employee, employer, rollover, or otherwise) is directed by the participant or the terms of the Plan into the CS Fund; and any election which has the effect of changing the amount of the participant or company contribution which is to be invested in the CS Fund. Restricted Savings Plan Elections do not include automatic transactions which are caused by the elections listed above nor do they include transactions which are dictated by the Plan or otherwise are not within the voluntary control of the participant.
b.As a result of the above:
i.Restricted Savings Plan Elections may not be made by any participant when the participant possesses material non-public information.
ii.Restricted Savings Plan Elections by Access Persons are prohibited during Quarterly and Ad Hoc Blackout Periods.
iii.Restricted Savings Plan Elections by Pre-Clearance Persons are subject to the pre-clearance requirement.
c.Restricted Savings Plan Elections by Access Persons are subject to this additional restriction:

iv.Restricted Savings Plan Elections may be made by an Access Person on no more than one period of two consecutive trading days in any calendar quarter. During that period an Access Person may make multiple Restricted Savings Plan Elections and may make multiple changes to Restricted Savings Plan Elections. In order to avoid any doubt, this paragraph iv does not apply to elections or election changes that are not Restricted Savings Plan Elections.
d.A “trading day” begins immediately after the close of a trading session and ends with the close of the immediately following trading session for the applicable class of FH stock on the New York Stock Exchange. For this purpose, a regular trading session shortened in connection with a holiday is counted as a trading session, but so-called after-hours trading is not considered part of any trading session. As a consequence of this definition, an evening, weekend day, or holiday is part of the same trading day as the trading session next following the evening, weekend day, or holiday.
e.If an Access Person invests in FH or First Horizon Bank stock within his or her Savings Plan account using the Plan's ability to trade in marketable securities, then the portion of his or her account which consists of FH or First Horizon Bank stock shall be treated as if it were a separate CS Fund for all purposes of the Policy and these procedures, including in particular the definition of Restricted Savings Plan Elections and applicable restrictions.
f.Every Access Person must confirm electronically or in writing that they have read, understand and agree to comply with the provisions of these procedures.
2. 10b5-1 Plans and non-safe-harbor trading arrangements. The creation, modification, or discretionary early termination of a 10b5-1 plan or a NSHTA related to FH or First Horizon Bank stock is a “trade.” The Designated SEC Expert is responsible for determining whether or not to approve the creation, modification, or early termination of 10b5-1 plans or NSHTAs on a case-by-case basis. Any transaction done pursuant to an approved 10b5-1 plan or NSHTA is excluded from the pre-clearance and blackout requirements. Minor modifications to a 10b5-1 plan or NSHTA are excluded from “trade” status only if so approved by the Designated SEC Expert or General Counsel on a case-by-case basis.
3.Dividend Reinvestment Plans. Elections to commence or change (including cease) automatic purchases under the dividend reinvestment plan of FH, or of a broker if operated in substantially the same manner as FH’s plan, constitute “trading.” Automatic purchases under the dividend reinvestment plan of FH or of a broker are excluded from the blackout and pre-clearance requirements only if the applicable reinvestment election is made in compliance with the Policy and these procedures. Exceptions to the blackout requirements may be approved by the General Counsel on a case-by-case basis.
4.Limit Orders. Placing a limit order with a broker which, by its terms, could operate after the trading day during which the order was placed, creates a NSHTA.
5.Grandfathering of Elections. All elections under the Savings Plan and dividend reinvestment plans that are in place prior to the initial adoption of these procedures, or the commencement of a person’s Access status, will be treated as having been duly pre-approved or otherwise compliant, as applicable, for purposes of the Policy and these procedures.

Pledges, Margin Accounts, and Gifts
1.Stock Pledges & Margin Accounts. Pledges of FH or First Horizon Bank stock to secure obligations are to be handled on a case-by-case basis. Pledges include placing shares in a margin account as well as more conventional pledge situations. A pledge is allowed, but not required, to be pre-cleared during a blackout period. If shares are placed in a margin account as to which there is no outstanding loan balance then no pre-clearance is required unless and until the Pre-Clearance Person desires to utilize the margin features of the account.

2.Gifts. Pre-Clearance Persons are required to pre-clear any gift. The blackout restrictions do not apply to a gift of First Horizon securities in any of the following circumstances:
a.To an immediate family member, so long as the Pre-Clearance Person seeks pre-clearance if that family member desires to buy or sell First Horizon securities.
b.To a family trust, partnership, limited liability company, or other closely-owned entity for tax or estate planning purposes, so long as the Pre-Clearance Person seeks pre-clearance if that entity desires to buy or sell First Horizon securities.
c.To a 501(c)(3) charitable organization as to which neither the Pre-Clearance Person nor any immediate family member is an employee, is on the board of trustees, is on the investment committee, or otherwise is in a position to control or significantly influence the voting or disposition of the shares once they are held by the organization, so long as at least one of the following conditions is met:
i.To the knowledge of the Pre-Clearance Person, the charitable organization does not have a standing policy or practice to sell gifts of marketable stock shortly after receipt and has not expressed an intention to sell the proposed gift of FH or First Horizon Bank stock shortly after receipt. OR
ii.In connection with making the gift, the Pre-Clearance Person instructs the charitable organization to hold the shares until the later to occur of (A) the first business day immediately following the first full trading session immediately following the next announcement by FH of its earnings, or (B) the first day that the Pre-Clearance Person would be able to obtain pre-clearance under the Policy for a personal sale of FH or First Horizon Bank stock. For this purpose, it is sufficient if the Pre-Clearance Person simply requires the organization to obtain the Person’s permission to sell, so long as the Person obtains pre-clearance according to the Policy before giving that permission.
Regarding blackouts, all other gift situations are to be handled on a case-by-case basis. “Immediate family member” has the meaning given in FH’s most recent director and executive officer questionnaire from time to time.

Categorical Exceptions
Categorical Exceptions to the Blackout & Pre-Clearance Requirements. The following transactions are excluded from the blackout and pre-clearance requirements:
a.the receipt of any Compensatory Award, and the receipt of shares upon the vesting, payment, distribution, or maturity of any Compensatory Award;
b.a purchase effected by exercising a Compensatory Award of stock options if payment of the option price is made with cash available immediately prior to exercise or with FH shares previously owned;
c.an acquisition effected by exercising a Compensatory Award of stock appreciation rights;
d.a sale (through attestation or otherwise) to FH in connection with the payment of an option price or withholding taxes related to a Compensatory Award;
e.a purchase through automatic payroll deduction and/or related company matching contribution under the Savings Plan pursuant to elections made in accordance with that Plan, the Policy, and these procedures;
f.a purchase through the automatic reinvestment of cash dividends under the Savings Plan effected pursuant to the non-elective Plan provision;

g.a purchase through the automatic reinvestment of cash dividends under FH’s dividend reinvestment plan, or under a substantially similar plan sponsored by a broker, effected pursuant to a reinvestment election that (i) was not made during any Blackout Period, (ii) was not made at a time when the elector possessed material non-public information, and (iii) in the case of a Pre-Clearance Person, was pre-cleared in accordance with the Policy and these procedures;
h.any acquisition or enlargement resulting from a forward stock split or stock dividend, and any disposition or reduction resulting from a reverse stock split; and
i.any sale, cancelation, or other disposition of fractional shares related to a stock split or stock dividend, brokerage account transfer, or otherwise.
Categorical Exceptions to the Derivative and Short Sale Restrictions. The following transactions are excluded from the derivative and short sale restrictions: (a) all transactions involving Compensatory Awards prior to and including exercise, in the case of Awards that are exercisable; (b) all transactions involving Compensatory Awards prior to and including vesting, in the case of all other Awards; (c) the sale of option shares on the same day as the exercise of the related option, even if that sale technically precedes the exercise; and (d) any cancellation, forfeiture, or expiration of any Compensatory Award.

Exceptions
Exceptions must be noted and properly mitigated.
Any department or division of First Horizon may establish policies and practices relating to trading in FH or First Horizon Bank stock, or of other First Horizon securities, so long as such policies and practices are not inconsistent with the Policy and these procedures.